FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record No. 0114

Santiago, December 31, 2015

 Ger. Gen. N° 201/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref. Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N° 18.045 and General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

1)       Since December 17, 2015, three people have illegally occupied the first high-tension pylon which supports the 154 kV and 220 kV circuits owned by Transelec S.A. and serve the Company’s Bocamina power plant.

2)       The people occupying the pylon are not only putting their lives at risk, but are also affecting the electricity system as a whole. Due to this, Transelec S.A., on different occasions and for different periods of time, has disconnected the circuits mentioned, thus cutting the energy supply from the Bocamina I and II plants.

3)       The Concepción Court of Appeals, through protective order No.10162-2015, dated December 30, 2015, informed and ordered Transelec S.A. “…to cut the transmission of electricity to the pylon where the people referred to in the petition are located as soon as possible…”, which impedes the transmission of the energy produced by the Bocamina Thermal-Electrical Complex to the Central Electrical Grid, through the Bocamina-Lagunillas 220 kV and Bocamina-Lagunillas 154 kV lines;

4)       Endesa Chile has taken the necessary legal measures to defend its interests. Despite these legal actions, it has not been possible to obtain the necessary legal action to  remove these people from the mentioned pylon.

5)       We have advised the independent entity that coordinates generators, transmission companies and large customers (“CDEC”, in its Spanish acronym) and the Central Interconnected System (“SIC”, in its Spanish acronym) of the indefinite disconnection of the 220 kV and 154 kV lines, informed to Endesa Chile by Transelec, because of the judicial decision indicated, and that the Bocamina I and II units cannot supply energy to the grid.

The operation of the Bocamina thermal-electrical complex is authorized by the necessary authority and has its environmental license and the respective sector permits, constitutes an important asset for the SIC that mitigates the reduced water resources and stabilizes spot-market prices.

The financial effects due to the suspension of electricity transmission from the Bocamina thermal power plant will depend on the duration of the suspension and its magnitude which are currently being assessed by the Company.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: January 05, 2016